Exhibit 4.6

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

AS OF MARCH 31, 2022

As of March 31, 2022, Reservoir Media, Inc. (“we,” “our,” “us” or the “Company”) had the following two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) common stock, $0.0001 par value per share (the “common stock”) and (ii) public warrants, each whole warrant exercisable for one share of common stock for $11.50 per share (the “public warrants”).

The following summary of the material terms of our securities is not intended to be a complete description of all of the rights and preferences of such securities. Because it is only a summary, it does not contain all of the information that may be important to you, and is qualified by reference to our Second Amended and Restated Certificate of Incorporation (the “Charter”), the Amended and Restated Bylaws (the “Bylaws”), the Stockholders Agreement (as defined below), and the Warrant Agreement (as defined below), which are exhibits to this Annual Report on Form 10-K (the “Annual Report”). We urge you to read each of the Charter, the Bylaws, the Stockholders Agreement and the Warrant Agreement in their entirety for a complete description of the rights and preferences of our securities.

Terms not otherwise defined herein shall have the meaning assigned to them in the Annual Report of which this Exhibit 4.6 is a part.

Authorized and Outstanding Stock

The Charter authorizes the issuance of 825,000,000 shares of capital stock, consisting of 750,000,000 shares of the common stock, $0.0001 par value per share, and 75,000,000 shares of preferred stock, $0.0001 par value per share.

As of March 31, 2022, there were 64,150,186 shares of common stock outstanding. We have also issued 5,887,500 warrants consisting of 5,750,000 public warrants and 137,500 warrants (the “private warrants,” and together with the public warrants, the “warrants”) which we assumed in connection with the Business Combination and exchanged into warrants for shares of common stock. No shares of preferred stock are currently outstanding.

Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of common stock possess all voting power for the election of the directors and all other matters requiring stockholder action. Holders of the common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of the preferred stock, the holders of the common stock, as such, shall be entitled to the payment of dividends on the common stock when, as and if declared by the board of directors in accordance with applicable law. We have not paid any cash dividends on our common stock to date.

Liquidation

Subject to the rights and preferences of any holders of any shares of any outstanding series of the preferred stock, in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the funds and assets of the Company that may be legally distributed to the Company’s stockholders shall be distributed among the holders of the then outstanding Company’s common stock pro rata in accordance with the number of shares of the Company’s common stock held by each such holder.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the Company’s common stock.

Election of Directors

Our board of directors is currently divided into three classes. The members of each class serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. The authorized number of directors may be increased or decreased by our board of directors in accordance with our Charter. Per our Bylaws, at any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

At each annual meeting, our stockholders will elect the successors to one class of our directors. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors, subject to the Stockholders Agreement, as described below.

On April 14, 2021, Roth CH Acquisition II Co. (“ROCC”), our predecessor, entered into a stockholders agreement with CHLM Sponsor-1 LLC (the “Sponsor”) and Reservoir Holdings, Inc. (“RHI”) (the “Stockholders Agreement”). The Stockholders Agreement became effective upon the consummation of the business combination. Pursuant to the terms of the Stockholders Agreement, for a period of two years following the closing of the business combination, RHI is obligated to nominate an individual for election to the board of directors, or any committee thereof, that is mutually selected by the Sponsor and RHI. The initial designee to the board of directors was Adam Rothstein. In addition, pursuant to the Stockholders Agreement, for a period of two years following the closing of the business combination, the Sponsor has agreed to vote, or cause to be voted, at any meeting of the our stockholders called for the purpose of electing the applicable class of directors all of the shares of common stock held by the Sponsor in favor of the election of an individual mutually selected by the Sponsor and RHI.

Preferred Stock

The Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Warrants

Each whole warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Company’s initial business combination. Pursuant to the warrant agreement dated as of December 10, 2020 (the “Warrant Agreement”) by and between ROCC and Continental Stock Transfer & Trust Company as warrant agent (“Continental”), a warrant holder may exercise its warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. However, no public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. The warrants will expire five years from the closing of the Company’s initial business combination at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the outstanding warrants (excluding the warrants underlying the private units held by the Company’s insiders) for redemption, in whole and not in part, at a price of $0.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days’ prior written notice of redemption to each warrant holder:

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if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders, and

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if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of a redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company calls the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise the option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of the common stock at the time the warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

The private warrants are identical to the public warrants, except that the private warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

The warrants were issued in registered form under the Warrant Agreement, which provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no public warrants will be exercisable for cash, and the Company is not obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of common stock issuable upon exercise of the warrants is current and the shares of common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the Warrant Agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the shares of common stock issuable upon exercise of the warrants until the expiration of the warrants. If the prospectus relating to the shares of common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.9% of the shares of common stock outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

The Company has agreed that, subject to applicable law, any action, proceeding or claim against the Company arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and the Company irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is Continental. We have agreed to indemnify Continental in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Listing of Securities

As of March 31, 2022, our common stock and public warrants were listed on The Nasdaq Stock Market LLC under the symbols “RSVR” and “RSVRW,” respectively.

Anti-Takeover Provisions

Charter and Bylaws

Among other things, the Charter and the Bylaws include the following provisions:

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a staggered board, which means that the Company’s board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•	limitations on convening special meetings of stockholders, which could make it difficult for the Company’s stockholders to adopt desired governance changes;

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a prohibition on stockholder action by written consent, which means that the Company’s stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by the Company’s stockholders; and

•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

The amendment of any of these provisions would require approval by the holders of at least 662∕3% of all of the then outstanding capital stock entitled to vote generally in the election of directors.

The combination of these provisions make it more difficult for the existing stockholders to replace the Company’s board of directors as well as for another party to obtain control of the Company by replacing the Company’s board of directors. Because the Company’s board of directors has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce the Company’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Delaware Anti-Takeover Law

As a Delaware corporation, the Company is also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents interested stockholders, such as certain stockholders holding more than 15% of the Company’s outstanding Common Stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board of directors of the Company approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s outstanding common stock or (iii) following approval by the board of directors of the Company, such business combination receives the approval of the holders of at least two-thirds of the Company’s outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.

Choice of Forum

The Charter and the Bylaws each of which became effective prior to the consummation of the Business Combination, provide that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to the Delaware General Corporation Law, the Charter or the Bylaws or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine. In addition, subject to the provisions of the preceding sentence, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If any action the subject matter of which is within the scope of the first sentence of this paragraph is filed in a court other than the courts in the State of Delaware in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the first sentence of this paragraph and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

Notwithstanding the foregoing, the inclusion of such provisions in the Charter will not be deemed to be a waiver by the Company’s stockholders of its obligation to comply with federal securities laws, rules and regulations, and the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Although we believe these provisions benefit the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, these provisions may have the effect of discouraging lawsuits against the Company’s directors and officers. Furthermore, the enforceability of choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.